UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Raptor Pharmaceutical Corporation

(Name of Issuer)

Common stock, par value $0.001 per share

 (Title of Class of Securities)

75382F106

 (CUSIP Number)

December 31, 2014

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 75382F106

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Bidzina Ivanishvili
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ☒ (a) ☐ (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION French
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,445,000 ordinary shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,445,000 ordinary shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,445,000 ordinary shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.51%
12.	TYPE OF REPORTING PERSON IN

* See explanatory note included in Item 4.

CUSIP No. 75382F106

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) George Bachiashvili
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ☒ (a) ☐ (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Georgian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,052,250 ordinary shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,445,000 ordinary shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,445,000 ordinary shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.51%
12.	TYPE OF REPORTING PERSON IN

* See explanatory note included in Item 4.

CUSIP No. 75382F106

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Meadowsweet Assets Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ☒ (a) ☐ (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,445,000 ordinary shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,445,000 ordinary shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,445,000 ordinary shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.51%
12.	TYPE OF REPORTING PERSON CO

* See explanatory note included in Item 4.

CUSIP No. 75382F106

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Credit Suisse Trust Limited in its capacity as trustee of The Mandalay Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ☒ (a) ☐ (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,445,000 ordinary shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,445,000 ordinary shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,445,000 ordinary shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.51%
12.	TYPE OF REPORTING PERSON CO

* See explanatory note included in Item 4.

ITEM 1(a).	NAME OF ISSUER:

Raptor Pharmaceutical Corporation (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

5 Hamilton Landing, Suite 160, Novato, California 94949, United States

ITEM 2(a).	NAME OF PERSON FILING:

Bidzina Ivanishvili

George Bachiashvili

Meadowsweet Assets Limited (the “Record Holder1”)

Credit Suisse Trust Limited (the “Trustee”) in its capacity as trustee of The Mandalay Trust (the “Trust”)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the principal business office of Bidzina Ivanishvili is Irakly II Square No.3, Tbilisi, Georgia. The address of the principal business office of George Bachiashvili is #15 Tamar Mefe Aveniu, Tbilisi, Georgia. The address of the principal business office of the Record Holder1 is Akara Building, 24 De Castro Street, Wickhams Cay 1, P.O. Box 3136, Road Town, Torola, British Virgin Islands. The address of the Trust and the Trustee is 1 Raffles Link, #05-02 Singapore 039393.

ITEM 2(c)	CITIZENSHIP:

Bidzina Ivanishvili is a citizen of France and Georgia. George Bachiashvili is a citizen of Georgia. The place of organization of the Record Holder1 is the British Virgin Islands. The place of organization of the Trustee is Singapore.  The Trust is established under the laws of Singapore.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common stock

ITEM 2(e).	CUSIP NUMBER:

75382F106

CUSIP No. 75382F106

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

Reporting Person	(a) Amount beneficially owned:	(b) Percent of class*:	(c)(i) Sole power to vote or direct the vote:	(c)(ii) Shared power to vote or to direct the vote:	(c)(iii) Sole power to dispose or to direct the disposition of:	(c)(iv) Shared power to dispose or to direct the disposition of:

Bidzina Ivanishvili	3,445,000	5.51%	0	3,445,000	0	3,445,000

George Bachiashvili	3,445,000	5.51%	0	3,445,000	0	3,445,000

Meadowsweet Assets Limited	3,445,000	5.51%	0	3,445,000	0	3,445,000

Credit Suisse Trust Limited**	3,445,000	5.51%	0	3,445,000	0	3,445,000

* Based upon 62,479,286 ordinary shares outstanding as of December 31, 2014.
** In its capacity as trustee of the Trust.

The Record Holder1 beneficially owns 3,445,000 shares of common stock of the Issuer. Record Holder1 is wholly owned by the Trust, of which the Trustee acts as the trustee. Bidzina Ivanishvili is the settlor of the Trust. George Bachiashvili is an investment manager of the Trust. Bidzina Ivanishvili, George Bachiashvili, Record Holder1 and the Trustee in its capacity as trustee for the Trust may be deemed to be a group for the shares of common stock as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, and each member of such group may be deemed to beneficially own the ordinary shares beneficially owned by other members constituting such group. The Trustee disclaims beneficial ownership of the ordinary shares. The filing of this Schedule 13G should not be deemed an admission that the Trustee is the beneficial owner of such ordinary shares for any purpose.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Soothsayer Limited has ceased to beneficially own five percent or more of the Issuer's outstanding common stock.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

CUSIP No. 75382F106

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

See Item 4.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 75382F106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2015

Bidzina Ivanishvili	s/ Bidzina Ivanishvili Name: Bidzina Ivanishvili

George Bachiashvili	/s/ George Bachiashvili Name: George Bachiashvili

Meadowsweet Assets Limited	For and on behalf of Bukit Merah Limited Corporate Director By: /s/ Lau Chew Lui Name: Lau Chew Lui By: /s/ Dominik Birri Name: Dominik Birri

Credit Suisse Trust Limited
Credit Suisse Trust Limited in its capacity as trustee of the Mandalay Trust

For and on behalf of Credit Suisse Trust Limited

By:           /s/ Lau Chew Lui
Name:  Lau Chew Lui

By:          /s/ Dominik Birri
Name: Dominik Birri

CUSIP No. 75382F106

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement